ACME COMMUNICATIONS, INC.
2101 E. 4th Street, Suite 202A
Santa Ana, CA 92705 T: (714) 245-9499; F: (714) 245-9494
www.acmecommunications.com

Via EDGAR & Fax

November 2, 2007

Mr. Kyle Moffatt
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                                   Re: ACME Communications, Inc. (File No. 000-27105)

                                                          Form 10-K for the fiscal year ended December 31, 2006

                                                          Form 10-Q for the quarter ended June 30, 2007

Dear Kyle,

We are in receipt of the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated (the “Comment Letter”) regarding the above-referenced Form 10-K and Form 10-Q of ACME Communications, Inc., Inc., a Delaware corporation (the “Company”).

The numbered responses contain each of the Staff’s comments and correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

SEC Comment #1: (11) Selected Quarterly Data, page 50

1.     We note a significant difference in your “Q-2” net income (loss). Tell us and disclose in future filings the reason for the significant change in quarterly data between various quarters.

Response:

Our second quarter 2006 results from operations included a $5.9 million gain on the sale of our Salt Lake City station (the “Clear Channel Transaction” as defined in Note 1 of the notes to consolidated the December 31, 2006 financial statements). The gain amount and timing of the gain is referenced in both Note 3 to the consolidated financial statements and also in Management’s Discussion and Analysis of the Financial Condition and Results of Operations Overview contained in Item 7 of the 2006 10K. As requested in your Comment Letter, we will provide information in our quarterly data footnote in future 10K filings that helps the reader of the financial statements understand any significant fluctuations between the various quarters.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements

SEC Comment #2 (4) Impairment of Long-lived Assets, page 8

2.      We note that during the first quarter ended March 31, 2007 you determined that long-lived assets of station WBUI were impaired and recorded an impairment of $850,000. Approximately $422,000 of the impairment was allocated to broadcast licenses and $428,000 to property and equipment. In this regard;

 - Tell us why it is appropriate to allocate your impairment to broadcast licenses and property and equipment. Refer to paragraph 5.a. of EITF 02-7.

 - Tell us in detail how you performed your impairment testing.

 - Please provide us with a summary of your analysis.

Response:

Impairment of Long-Lived Assets

We evaluate potential impairment of our long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes procedures for the review of recoverability and measurement of impairment, if necessary, of long-lived assets held and used by an entity. The carrying values of our long-lived assets (mainly program rights and property and equipment) are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The impairment analysis is based upon estimated future undiscounted cash flows of the stations.

Indefinite-Lived Intangibles

We test for the impairment of our indefinite lived assets (our broadcast licenses) in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” at each December 31, unless we determine that a material interim triggering event had occurred which would require immediate remeasurement. Management’s impairment analysis for its broadcast licenses is done on a station-by-station basis with the assistance of an independent valuation expert using a present value technique of future cashflows since no quoted market for these intangibles are readily available. The estimated future cashflows includes management’s consideration of market conditions at certain stations. If the carrying amount of the indefinite lived intangible asset exceeds its fair value an impairment loss will be recognized in an amount equal to that excess.

As discussed in the aforementioned policies, our testing date is annually on December 31. However, subsequent to March 31, 2007, but before we filed our 10Q for that quarter, the Company’s Board of Directors agreed that they would accept a purchase price of $4.0 million from a bona fide purchaser for the majority of the assets of the Company's Decatur television station, WBUI. Such a sales price would indicate an impairment of the station’s net assets of approximately $850,000. Since we believed that the station’s current assets and its liabilities were stated at fair value, we concluded that the impaired assets were made up of some combination of our long-term program rights, our property and equipment or our broadcast license, the latter being the only intangible asset carried on the books of our Decatur station. It should be noted that at December 31, 2006, based on an appraisal of our broadcast license values by a qualified third-party valuation expert, there was only a minor (i.e. $27,000) impairment of WBUI’s broadcast license (indefinite-lived asset) at that date, which we recorded. An appraisal of the station’s fair value at that date by the same appraiser indicated that there was no impairment of any other of our assets. We believe that a combination of a continuing soft market place in 2007 and the board’s publicly stated desire to continue to sell our stations, along with the fact that this station is the smallest in our station portfolio and the only one not generating positive cash flow before interest expense and capital expenditures, the Company considered accepting an offer that was below the appraised fair value of the station.

As of March 31, 2007, we separately analyzed our program rights by using the same net realizable value analysis we use every quarter, which entails assuring that the carrying value of our program rights is recoverable from estimated prospective revenue over the term of the agreements and concluded there was no impairment in those assets. In accordance with SFAS 142 and SFAS 144 and EITF Topic 02-7, we have historically evaluated our intangible assets seperately from our long-lived assets, but in this particular instance, since the two remaining long-term assets involved – i.e. our broadcast license and property and equipment — were inseparable and considered one asset group to be sold, we did not believe it was reasonably possible to accurately measure the impairment of each of this combined asset group. We therefore decided to proportionately allocate the indicated $850,000 impairment to these assets based on their respective carrying values.

The transaction that the board agreed upon was ultimately consummated on October 25, 2007. In the second quarter of 2007, since the assets were held for sale, no further depreciation was taken on the property and equipment. Accordingly, even had we been able to independently evaluate the two asset groups and the related impairment, there would not have been any material difference in either our balance sheet or our net income (loss) for any of the periods presented.

Pursuant to your comment letter, we hereby acknowledge that:

•	ACME Communications is responsible for the adequacy and accuracy of the disclosure in its 10-K for fiscal year ended December 31, 2006 and 10-Q for fiscal quarter ended June 30, 2007

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K and June 30, 2007 10-Q filings; and

•	ACME Communications may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions concerning this matter should be directed to the undersigned at (714) 245-9499.

Sincerely,

/s/ Thomas D. Allen

Thomas D. Allen
Executive Vice President/Chief Financial Officer